Exhibit 99.13

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF CHAP MERCANTILE INC.

FOR USE AT AN ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON

DECEMBER 8, 2004

The undersigned shareholder(s) of CHAP MERCANTILE INC. (the “Company”) hereby appoint(s) Ian Telfer, a director of the Company, or in lieu of the foregoing, Paul M. Stein, Secretary of the Company, or in lieu of the foregoing ______________________________, to attend and vote on behalf of the undersigned at the Annual and Special Meeting of Shareholders (the “Meeting”) of the Company to be held on Wednesday, December 8, 2004 and at any adjournments thereof.

The undersigned specifies that all of the voting shares owned by him and represented by this form of proxy shall be:

(a)

VOTED (    ) WITHHELD FROM VOTING (    ) in respect of the election of directors;

(b)

VOTED (    ) WITHHELD FROM VOTING (    ) in respect of the appointment of auditors and authorizing the directors to fix their remuneration;

(c)

VOTED FOR (    ) AGAINST (    ) the amendment to the Company’s articles to change its name to “Silver Wheaton Corp.”, as more particularly described in the accompanying management information circular;

(d)

VOTED FOR (    ) AGAINST (    ) the amendment to the Company’s articles to alter the authorized capital of the Company by consolidating all of the issued and outstanding common shares of the Company on the basis of a factor of one new common share for five existing common shares, as more particularly described in the accompanying management information circular;

(e)

VOTED FOR (    ) AGAINST (    ) the adoption of the Company’s share option plan and the ratification and confirmation of the grant of 32,300,000 options thereunder, as more particularly described in the accompanying management information circular;

(f)

VOTED FOR (    ) AGAINST (    ) the continuance of the Company under the Business Corporations Act (Ontario), as more particularly described in the accompanying management information circular;

(g)

VOTED FOR (    ) AGAINST (    ) the confirmation of a new general by-law for the Company, as more particularly described in the accompanying management information circular;

(h)

VOTED FOR (    ) AGAINST (    ) the authorization for the directors to determine the number of directors of the Company within the minimum and maximum number set forth in the articles and the number of directors of the Company to be elected at the annual meeting of shareholders of the Company, as more particularly described in the accompanying management information circular; and

(i)

VOTED on such other business as may properly come before the Meeting or any adjournment thereof;

hereby revoking any proxy previously given.

If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or any adjournment thereof or if any other matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the Meeting or any adjournment thereof.

DATED this

 day of

, 2004.

Signature of Shareholder

Name of Shareholder (Please Print)

PLEASE SEE NOTES ON REVERSE

Notes:

1.

This form of proxy must be dated and signed by the appointor or his attorney authorized in writing or, if the appointor is a body corporate, this form of proxy must be executed by an officer or attorney thereof duly authorized.

2.

A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting or any adjournment thereof other than the persons designated in the enclosed form of proxy.  Such right may be exercised by striking out the names of the persons designated therein and by inserting in the blank space provided for that purpose the name of the desired person or by completing another form of proxy and, in either case, delivering the completed and executed proxy to the office of the Company’s transfer agent indicated below not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

3.

The shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for and, subject to section 152 of the Business Corporations Act (Alberta), where a choice is specified, the shares shall be voted accordingly and where no choice is specified, the shares shall be VOTED FOR the matters referred to in items (c), (d), (e), (f), (g), (h) and (i).  Where no specification is made to vote or withhold from voting in respect of the election of directors or the appointment of auditors, the shares will be VOTED.

4.

Proxies to be used at the Meeting or any adjournment thereof must be received by the Company’s transfer agent indicated below not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

5.

 Please date the proxy. If not dated the proxy shall be deemed to be dated on the date on which it is mailed.

6.

This proxy ceases to be valid one year from its date.

7.

If your address as shown is incorrect please give correct address when returning this proxy.

Please return the form of proxy,

in the envelope provided for that purpose, to:

OlympiaTrust Company

Attention:  Proxy Department

2300 – 125 9th Avenue S.E.

Calgary, Alberta  T2G 0P6

Fax No.:  (403) 265-1455